23002678

SEC Mail Processing

MAR 02 2023

Washington, DC

ON

Washington, D.C. ...

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-27519 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: T R Winston & Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

376 Main Street
(No. and Street)

| Bedminster | New Jersey | 07921 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jeffrey L Criswell | 908-234-0300 | jcriswell@trwinston.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CliftonLarsonAllen, LLP, Certified Public Accountants
(Name – if individual, state last, first, and middle name)

| 293 Eisenhower Parkway Ste 290 | Livingston | New Jersey | 07069-1711 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/16/03 | 655 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Jeffrey L Criswell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of T R Winston & Company, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PIPER S ROTOLO
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JULY 13, 2026

Signature:

Title:
Vice President/ CFO

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CliftonLarsonAllen LLP
CLAconnect.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
T.R. Winston & Company, LLC
Bedminster, New Jersey

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of T.R. Winston & Company, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission) is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

**CliftonLarsonAllen LLP**

We have served as the Company's auditor since 2003.

Livingston, New Jersey
February 28, 2023

# T. R. WINSTON & COMPANY, LLC

## STATEMENT OF FINANCIAL CONDITION

| | | December 31, 2022 |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 88,086 |
| Securities owned | | 2,709,791 |
| Deposit with clearing broker | | 250,000 |
| Leasehold certificates of deposit, restricted | | 40,734 |
| Receivable from clearing broker | | 386,768 |
| Prepaid expenses | | 49,503 |
| Notes receivable | | 2,662,532 |
| Stock receivable | | 1,761,100 |
| Right-of-use assets | | 706,724 |
| Other | | 16,500 |
| Total assets | $ | 8,671,738 |
| LIABILITIES AND MEMBERS' EQUITY | | |
| Accounts payable | $ | 70,295 |
| Accrued expenses | | 354,212 |
| Accrued state taxes | | - |
| Lease liabilities | | 744,212 |
| Total liabilities | | 1,168,719 |
| COMMITMENTS AND CONTINGENCIES | | |
| Members' equity | | 7,503,019 |
| Total liabilities and members' equity | $ | 8,671,738 |

The accompanying notes are an integral part of these financial statements.

# T. R. WINSTON & COMPANY, LLC

## STATEMENT OF INCOME

| | | For the Year Ended December 31, 2022 |
|---|---|---|
| Revenues: | | |
| Brokerage commissions | $ | 9,740,969 |
| Mutual fund commissions and fees | | 301,150 |
| Investment banking | | 97,371 |
| Principal transactions, trading, net | | (1,972,278) |
| Interest and other | | 119,830 |
| Total revenues | | 8,287,042 |
| Expenses: | | |
| Commissions and related expenses | | 1,239,240 |
| Employee compensation and benefits | | 1,020,876 |
| General and administrative | | 318,787 |
| Clearing fees and charges | | 755,951 |
| Occupancy | | 503,673 |
| Bad debt expense | | 3,460,120 |
| Total expenses | | 7,298,647 |
| Net income before state taxes | | 988,395 |
| State tax provision | | 207,311 |
| Net income | $ | 781,084 |

The accompanying notes are an integral part of these financial statements.

## T. R. WINSTON & COMPANY, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

| | | Members' Equity |
|---|---|---|
| Balance at January 1, 2022 | $ | 7,455,293 |
| Net income, year ended December 31, 2022 | | 781,084 |
| Members distrubution | | (733,358) |
| Balance at December 31, 2022 | $ | 7,503,019 |

The accompanying notes are an integral part of these financial statements.

# T. R. WINSTON & COMPANY, LLC

## STATEMENT OF CASH FLOWS

| | | For the Year Ended December 31, 2022 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 781,084 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Change in securities owned | | 955,271 |
| Change in net receivable from clearing broker | | 2,928,593 |
| Change in leasehold CDs | | 82,013 |
| Change in prepaid expenses | | 2,470 |
| Change in accounts payable | | (53,231) |
| Change in right-of-use assets | | 333,627 |
| Change in State tax payable | | (700,000) |
| Change in lease liabilities | | (331,851) |
| Change in accrued expenses | | (13,604) |
| Net cash provided by operating activities | | 3,984,372 |
| Cash flows from investing activities: | | |
| Change in notes/debentures receivable | | (5,057,232) |
| Change in stock receivable | | 1,761,100 |
| Net cash used by investing activities | | (3,296,132) |
| Cash flows from financing activities: | | |
| Capital withdrawals by member | | (733,358) |
| Net cash used by financing activities | | (733,358) |
| Net decrease in cash and cash equivalents | | (45,118) |
| Cash and cash equivalents at beginning of year | | 133,204 |
| Cash and cash equivalents at end of year | $ | 88,086 |
| Supplemental Disclosure of Cash Flow Information: | | |
| Cash paid for state and local taxes | $ | 931,129 |

The accompanying notes are an integral part of these financial statements.

## T. R. WINSTON & COMPANY, LLC

**Notes to Financial Statements**
**for the year ended December 31, 2022**

1. Organization and Nature of Business

T.R. Winston & Company, LLC (the "Company") is a licensed securities broker-dealer in all states and the District of Columbia and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The NASDAQ Stock Market, LLC ("NASDAQ") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts retail and institutional securities brokerage, trading and investment banking business.

2. Significant Accounting Policies

*Basis of Accounting:*
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital businesses. The Company records all securities transactions and the related revenues and expenses on a trade-date basis. The effect of all unsettled transactions at December 31, 2022, is accrued in the statement of financial condition.

*Use of Estimates:*
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Securities Owned and Securities Sold, Not Yet Purchased:*
The Company takes proprietary trading securities positions to satisfy customer demand for NASDAQ market and over-the-counter securities. The Company also holds principal investment securities. Realized and unrealized gains and losses from principal investment securities are included in principal transactions investing revenues. All securities are presented at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized as Level 3.

*Revenue Recognition:*
The Company recognizes revenue in accordance with Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues.

The Company records brokerage commissions, mutual fund commissions and fees and related expenses on a trade-date basis as transactions occur.

The Company records soft dollar income as a percentage of commissions charged and is recorded as brokerage commissions.

Investment banking fees include net revenues arising from securities offerings in which the Company acts as a placement agent and are recorded when each transaction is closed and all obligations have been satisfied. Investment banking fees also include revenues earned from providing merger and acquisition and strategic and restructuring advice to corporate clients and are recorded as revenue when earned, which varies by engagement. The Company will supplement its existing employees by engaging independent licensed contractors to perform

some of the services required.

*Interest Income/Expense:*
The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances, if any, at the clearing broker. The Company nets such interest income and expense. Interest income on other debt instruments is recorded when received.

*Income Taxes:*
The Company is required to pay franchise taxes to the City of Los Angeles which amounted to approximately $36,000, during the year ended December 31, 2022. The Company is an LLC and as such, federal and state taxes are the responsibility of the members. In 2021, California enacted legislation that enabled the company to elect to pay state income taxes at entity level. For the year ended December 31, 2022, the company did not make such an election.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At December 31, 2022, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded in 2022.

*Cash and Cash Equivalents:*
The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value. The Company maintains cash and cash equivalent balances at financial institutions which, at times, exceed insured limits.

*Right-of-use Assets and Lease Liabilities:*
The Company records right-of-use assets and lease liabilities on the statement of financial condition in accordance ASU 2016-02, *Leases (Topic 842).*

*Debentures and Notes Receivable:*
When determining the allowance for bad debt, the company evaluates the expected losses over the remaining lives of the unsecured receivables. The company does not record an allowance for unsecured receivables but monitors the ability for the creditors to pay the receivables when due.

3. Clearing Broker

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. Pursuant to the fully disclosed clearing agreement, the Company has a deposit of $250,000 on account with the Clearing Broker. At December 31, 2022, the amount receivable from the Clearing Broker was $386,768. The Company is subject to credit risk should the Clearing Broker be unable to repay the deposit or amounts due from the Clearing Broker or be unable to deliver the securities owned by the Company and held in custody by the Clearing Broker.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $2,299,089 which was $2,199,089 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .20 to 1. The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 3) from having to furnish the "computation of reserve requirements".

5. Commitments and Contingencies

*Leases:*

The Company accounts for their leases in accordance with ASU 2016-02, Leases (Topic 842).

The Company leases its main office on a month-to-month lease agreement with unrelated party. Company has signed a five-year lease agreement for its Los Angeles, California office with an unrelated party. As a condition to this lease the Company had to provide the Los Angeles landlord with an irrevocable letter of credit in the amounts of $40,000. This letter of credit is collateralized by a certificate of deposit of a like amount and is included in leasehold certificate of deposit. Since these certificates of deposit are restricted, they are considered non-allowable assets in the computation of net capital. There were no amounts drawn on the letters of credit as of December 31, 2022.

The Company entered into a non-cancellable lease agreements for office spaces, which commenced on February 1, 2020 and May 1, 2021. These operating leases are scheduled to expire on January 31, 2025 and April 30, 2024, respectively. These leases can be renewed for an additional five-year option. The Company must give the landlord 90 days-notice as to whether or not the lease will be renewed.

The Company subleases part of its main premises to several subtenants on a monthly basis. Lease income under these sublease agreements in 2022 was approximately $47,000. Aggregate lease expense for the year ended December 31, 2022 was approximately $371,000. The Company leases one additional office space location under a three-year lease agreement.

The Company leases all of its facilities under operating leases. Several of these lease agreements provide for rent holidays and escalation clauses.

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the date of the lease. The lease liability is initially and subsequently recognized based on present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is the libor rate, which was 4% at inception. The

ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs associated with long-term leases on a straight-line basis over the lease term.

Maturities of lease liabilities under the noncancelable leases as of December 31, 2022:

Total undiscounted lease payments $777,335
Less imputed interest $(33,123)
Total lease liability $744,212

Future minimum rental requirements under the terms of all leases are approximately:

| Year | | |
|---|---|---|
| 2023 | | 382,000 |
| 2024 | | 364,000 |
| 2025 | | 31,000 |
| Total | $ | 777,000 |

*Legal Matters:*

The Company, as part of doing business, may from time to time be involved in legal matters. In the opinion of management and after consultation with legal counsel, there are no matters, alone or in the aggregate, that are considered to be material to the financial statements.

6. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned consisted entirely of marketable equity securities. These securities are recorded at fair values that were available in active markets for identical investments ("Level 1") as of December 31, 2022.

During the current fiscal year the Company had sold securities that it did not own and was obligated to purchase such securities at future dates. As of December 31, 2022, the Company had repurchased all such securities and did not have any securities sold, not yet purchased.

Approximately $2,375,000 of securities owned are of two issuers and are considered a concentrated position that requires an additional haircut in the computation of net capital.

7. Notes Receivable

Notes receivable consisted of the following:

*Prior 10% Senior Secured Promissory Note that was due April 9, 2022:*
On April 9, 2021 T. R. Winston & Company, LLC was issued a 10% note from an unrelated company. Initially in 2021 the company funded $677,500, subsequently in 2022 the company funded an additional $2,443,720 for a total of $3,121,220. In December 2022 the entire amount was reclassed to equity ownership in the unrelated company. On December 30, 2022 the company was sold in exchange for a note receivable of $600,000 and 143,777,533 shares of the purchasing company's stock with a value of $261,100. Reflected on these financials statements is a loss of $2,260,120 on the sale.

*10% Senior Secured Promissory Note due July 25, 2022:*
On July 8, 2022 T.R. Winston & Company, LLC was issued a 10% note from an unrelated company for $1,000,000 in exchange for two payments to the company of $650,000 and $350,000 made on July 8$^{th}$ and July 11$^{th}$, respectively. As of December 31, 2022 the loan is still outstanding and no interest has been received or accrued. This note is secured by leased acreage including undivided security interest in the oil and gas properties of the borrower, all of the oil and gas leases, mineral rights, easements, right of way, contracts, wells, marketing agreements, equipment and other property.

## T. R. WINSTON & COMPANY, LLC

## Notes to Financial Statements
## for the Year Ended December 31, 2022 (Continued)

8. Note Receivable Related Party

*2% simple interest Senior Secured Promissory Notes for $450,000 and $500,000 due July 26, 2023:*
On May 24, 2021 T. R. Winston & Company, LLC was issued the 2% note from a company that is 100% owned by a related party who is the Chairman of the company. The original maturity date was changed from July 26, 2022 to July 26, 2023. Interest is payable at maturity date. T. R. Winston & Company, LLC funded this note on May 24, 2021. The obligations of the issuer under the note are secured by all assets of the issuer. On May 5, 2022 an additional $500,000 was lent with the same terms as the note issued in 2021.

9. Other Material Transactions

*Original Issue Discount Senior Secured Convertible Debentures*

During 2022 the Company was issued several "Original Issue Discount Senior Secured Convertible Debentures" totaling $1,200,000 from an unrelated party. In November we were advised that the issuing company had become insolvent making the debentures worthless, therefore the company wrote the entire amount down to $0 which is reflected on these financial statements.

*Subscription Agreement*

On February 8, 2022 and March 8, 2022 T. R. Winston & Company, LLC funded 2 payments to an unrelated company of $1,000,000 and $500,000, respectively. This was in exchange for a Subscription Agreement for units of stock in the company upon going public. As of December 31, 2022 the company is accumulating investors to complete the public filing.

10. Revenue Concentration

Of the $9,740,969 of brokerage commissions there is a concentration of $9,270,623 relating to one particular client through "At the market" transactions.

11. Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage

activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

**Schedule I**

**T. R. WINSTON & COMPANY, LLC**

**COMPUTATION OF NET CAPITAL**
**UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**As of December 31, 2022**

| | | |
|---|---|---|
| Net Capital | | |
| Total members' equity from statement of financial condition | $ | 7,503,019 |
| Subtract: | | |
| Blockage deduction | | - |
| Other assets | | (4,530,369) |
| Tentative net capital | | 2,972,650 |
| Haircuts on securities owned | | (406,469) |
| Undue concentration haircut | | (267,092) |
| Net capital | $ | 2,299,089 |
| | | |
| Aggregate Indebtedness | | |
| Accounts payable | $ | 70,295 |
| Accrued expenses | | 354,212 |
| Lease liability net of right-to-use assets | | 37,488 |
| Total aggregate indebtedness | $ | 461,995 |
| | | |
| Minimum net capital required [Pursuant to Rule 15c3-1(a)(4)] | $ | 100,000 |
| Excess net capital | $ | 2,199,089 |
| Net capital in excess of 120% of minimum requirement | $ | 2,179,089 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 0.20 |

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2022.

CliftonLarsonAllen LLP
CLAconnect.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) T.R. Winston & Company, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which T.R. Winston & Company, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) ("exemption provisions"), and (2) T.R. Winston & Company, LLC stated that T.R. Winston & Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Additionally, T.R. Winston is filing their Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 ("Footnote 74") because their other business activities, including proprietary trading and investment banking, fall under Footnote 74. T.R. Winston & Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Livingston, New Jersey
February 28, 2023

**Schedule II**

**T. R. WINSTON & COMPANY, LLC**
**EXEMPTION REPORT**
**As of December 31, 2022**

---

T. R Winston & Company, LLC ("the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii)
(2) The Company met the identifies exemption provisions 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.
(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to proprietary trading and investment banking.

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the computation of reserve requirements and from having to furnish information relating to possession or control requirements. The Company was in compliance with this exemptive provision at all times during the year ended December 31, 2022.

T.R. Winston & Company, LLC

I, Jeffrey L Criswell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Vice President

Date: MARCH 1, 2023

CliftonLarsonAllen LLP
CLAconnect.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of T.R. Winston & Company, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of T.R. Winston & Company, LLC has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating T.R. Winston & Company, LLC's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective accrual by comparing the SIPC to the general ledger activity, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, as applicable, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues as of January 1, 2022 to December 31, 2022, on page 2, line 2d and the General Assessment of 0.0015 on page 2, line 2e of $10,000,241 and $15,000.36 respectively of the Form SIPC-7, and payment of $590.72, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were engaged by T.R. Winston & Company, LLC to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on T.R. Winston & Company, LLC's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of T.R. Winston & Company, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of T.R. Winston & Company, LLC and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

CliftonLarsonAllen

CliftonLarsonAllen LLP

Livingston, New Jersey
February 28, 2023

**T.R. WINSTON & COMPANY, LLC**
**GENERAL ASSESSMENT RECONCILIATION**
**Year Ended December 31, 2022**

| | |
|---|---|
| **Revenue 1/1/2022 – 6/30/2022** | $ 9,804,026 |
| **Revenue 7/1/2022 – 12/31/2022** | 455,295 |
| **Total Revenue** | $ 10,259,321 |
| **Deductions 1/1/2022 – 6/30/2022** | $ 197,604 |
| **Deductions 7/1/2022 – 12/31/2022** | 61,476 |
| **Total Deductions** | $ 259,080 |
| **SIPC Net Operating Revenues** | $ 10,000,241 |
| **General Assessment @ .0015** | $ 15,000.36 |

**Less Payments Made:**

| Date Paid | SIPC Collection Agent | Interest on Late Payments | Amount |
|---|---|---|---|
| 10/31/2022 | SIPC Mail Code 8967 | $ - | $ 14,409.64 |

SIPC-7 (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

## General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

27519 FINRA DEC

T R Winston & Company, LLC
376 Main Street
P O Box 74
Bedminster, NJ 07921-2591

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeffrey L Criswell 908-234-0300

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $15,000.36 |
| B. | Less payment made with SIPC-6 filed (exclude interest) 10/31/2022 Date Paid | ( 14,409.64 ) |
| C. | Less prior overpayment applied | ( ) |
| D. | Assessment balance due or (overpayment) | 590.72 |
| E. | Interest computed on late payment (see instruction E) for ______ days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $590.72 |

G. **PAYMENT:** √ the box
**Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $______

H. Overpayment carried forward $( ______ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T R Winston & Company, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Vice President
(Title)

Dated the 27 day of February, 20 23.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2022 and ending [illegible]

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $8,287,042 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | 1,972,279 |
| Total additions | 1,972,279 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 259,080 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 259,080 |
| 2d. SIPC Net Operating Revenues | $10,000,241 |
| 2e. General Assessment @ .0015 | $15,000.36 (to page 1, line 2.A.) |